Exhibit 99.1

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS ANNOUNCES 2010 FINANCIAL AND OPERATING RESULTS AND
PROVIDES 2011 PRODUCTION GUIDANCE AND DEVELOPMENT PLANS

(All figures are in United States dollars unless otherwise stated)

Vancouver, British Columbia – February 24, 2011 – Minefinders Corporation Ltd. today announced its financial and operating results for the fourth quarter and year ended December 31, 2010. The Company also provided production guidance for the coming year and stated its development plans for 2011.

Fourth quarter 2010 financial and operating highlights:

•	Gold production of 16,102 ounces.
•	Silver production of 511,544 ounces.
•	Revenue of $31.3 million.
•	Net income of $12.1 million or $0.18 per share.
•	Positive cash flow from operations before changes in non-cash working capital of $16.9 million.
•	Sale of 22,690 gold-equivalent ounces.
•	Operating cash cost of $472 per gold equivalent ounce sold.

Full year 2010 financial and operating highlights:

•	Revenue of $92.9 million.
•	Net income of $6.1 million or $0.09 per share.
•	Positive cash flow from operations before changes in non-cash working capital of $31.2 million.
•	Sale of 75,767 gold-equivalent ounces.
•	Operating cash cost of $585 per gold-equivalent ounce sold.
•	Reported high-grade gold and silver intercepts encountered during drilling at the Dolores Mine South Extension target.
•	Reported the discovery of a new zone of mineralization at the Dolores Mine North Dome target.
•	Reported the discovery of a gold and silver system at the Company’s La Virginia Project.
•	Reported results of an independently prepared pre-feasibility study assessing the construction of a mine at the Company’s La Bolsa Project.
•	Reported results of an independently prepared draft pre-feasibility study assessing the addition of a mill at the Company’s Dolores Mine.

Commenting on the annual results, Mark Bailey, President and CEO, stated “2010 proved to be a challenging year for our operations. Our ability to achieve production targets at our Dolores Mine was hampered due to the tear in our phase 1 leach pad liner.   However, following the successful commissioning of our phase 2 leach pad in September, we saw significant improvement in production during the fourth quarter.”

“In other areas, our exploration and development initiatives at Dolores, La Bolsa and La Virginia yielded encouraging results.  We will continue to focus on expansion and infill drilling at Dolores and La Virginia as well as commence exploration drilling at our other properties in Northern Sonora with the intention of drilling at least 50,000 metres in 2011.”

Full Year and Fourth Quarter 2010 Financial and Operating Results

At the end of 2010 Minefinders reported improved financial results for the fourth quarter and full year which were primarily driven by higher gold and silver prices, higher average silver grades stacked, increasing crusher throughput and increasing gold grades stacked during the latter part of 2010.

Revenue in the fourth quarter of 2010 was $31.3 million compared to revenue of $27.8 million in the fourth quarter of 2009.  For the full year, revenue increased from $75.2 million in 2009 to $92.9 million with the Company’s first full year of commercial production at Dolores.

Earnings from operations increased to $14.2 million in the fourth quarter of 2010 as compared to $5.7 million in the fourth quarter of 2009. Net income was $12.1 million, or $0.18 per share, in the fourth quarter of 2010 compared with $4.3 million, or $0.07 per share, in the fourth quarter of 2009.  Earnings from operations for 2010 increased to $21.2 million from $5.0 million in 2009. Net income for the full year 2010 also improved to $6.1 million or $0.09 per share compared to a net loss of $4.3 million or $0.07 per share in 2009 with 2010 being the first full year in which the Company reported positive net income.

Cash operating cost per gold equivalent ounce sold was $472 in the fourth quarter of 2010 compared with $593 for the fourth quarter of 2009. For the full year 2010, the cash operating cost per gold equivalent ounce sold was $585 compared with $550 for 2009.

A comparison of the fourth quarter and full year for 2010 and 2009 is as follows:

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009(1)
Ore crushed and stacked (tonnes)	1,420,804	1,620,289	5,554,293	5,545,592
Gold grade per tonne stacked (grams per tonne (“gpt”))	0.60	0.61	0.48	0.70
Silver grade per tonne stacked (gpt)	56.96	18.00	40.91	20.58
Strip ratio (waste to ore)	1.48	2.37	2.10	2.79
Gold production (ounces (“oz”))	16,102	20,960	56,110	77,264
Silver production (oz)	511,544	296,992	1,218,664	1,318,245

Gold volume sold (oz)	14,150	20,400	55,977	75,126
Silver volume sold	423,950	293,560	1,153,547	1,285,721
Gold equivalent volume sold (oz)(3)	22,690	25,131	75,767	94,676
Sales proceeds (millions)	$31.3	$27.8	$92.9	$94.0

Income (loss) from operations (millions)	$14.2	$5.7	$21.2	$4.9
Net Income (loss)	$12.1	$4.3	$6.1	$(4.3)
Net Income (loss) per share	$0.18	$0.07	$0.09	$(0.07)

Cash flow provided by (used in) operating activities(2) (millions)	$16.9	$8.5	$31.2	$14.4
Operating cost per gold equivalent ounce sold(2)	$472	$593	$585	$550
Total cash cost per gold equivalent ounce sold(2)	$511	$625	$620	$576

Average realized gold price (per oz)	$1,375	$1,108	$1,212	$993
Average realized silver price (per oz)	$27.72	$17.71	$21.63	$15.09

(1)	Reflects pre-commercial production from January 1, 2009 to April 30, 2009.

(2)	Cash flow provided by (used in) operating activities is before changes in non-cash working capital and is a non-GAAP measure further discussed below.

(3)	Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price.

Working Capital and Liquidity

At December 31, 2010, the Company had $166.9 million in cash, cash equivalents and short-term investments, up from $30.4 million as at December 31, 2009, and working capital of $167.4 million, up from $53.0 million as at December 31, 2009. The primary reason for the increase in working capital was the net cash proceeds of $141.4 million received from the equity financing in December partially offset by the reclassification of $47.4 million ($52.1 million face value) of convertible notes due December 15, 2011, to current liabilities.

In November 2010, the Company completed the exchange of an aggregate of $32.9 million of the principal due under the $85 million face value 2011 convertible senior notes for consideration of $36.2 million of new 4.50% convertible senior notes, significantly reducing current debt.

In December 2010, the Company renewed its $50 million revolving credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”). The renewal was structured as an amendment to the existing credit agreement with BNS and extends the term of the revolving credit facility an additional three years to December, 2013. At December 31, 2010, $17.0 million was outstanding on the credit facility and at February 24, 2011, $2.0 million was outstanding.

2011 Production Guidance:

•	Production and sale of approximately 65,000 to 70,000 ounces of gold.

•	Production and sale of approximately 3.3 million to 3.5 million ounces of silver.

•
Estimated cash operating costs of between $450 and $500 per gold-equivalent ounce assuming 48 to one silver to gold ratio, a decline from costs of $585 in 2010. Operating cash cost per ounce is determined on a sales basis and excludes royalties.

Production guidance for 2011 assumes all production will be sourced from the phase 2 leach pad. While gold production is expected to remain relatively constant through the year, silver production is expected to trend up quarter to quarter through 2011 due to increasing volume and duration of ore under leach. The production forecast assumes a 1.31 operating strip ratio and stacking 5.9 million ore tonnes during the year, primarily mined from phase 2 and phase 3 of the open pit. An additional 2.4 million lower grade ore tonnes will be stockpiled for future processing. Gold and silver grades of ore tonnes stacked to the leach pad are expected to average 0.51 grams per tonne and 46.57 grams per tonne, respectively.  All production from the Dolores Mine is unhedged.

Remediation work on the phase 1 leach pad continues and is on track to be completed late in 2011 as previously reported.  As of December 31, 2010, there are approximately

16,500 ounces of recoverable gold and 1.75 million ounces of recoverable silver remaining on the phase 1 leach pad and available for recovery on resumption of leaching.  Excavation and repair of the phase 1 leach pad liner is estimated to cost approximately $3.5 million.

2011 Capital and Development Budget

The sustaining capital budget for the Dolores Mine is $12.3 million and includes $4.7 million to complete the construction of the reservoir dam, $1.6 million in plant modifications, $4.2 million in infrastructure and other operating equipment and $1.8 million in drilling equipment.

A pre-stripping program at Dolores, estimated to cost $20.9 million, will be conducted through the year and involves removing approximately 16.3 million tonnes of non-mineralized overburden from phases 3, 5 and 6 of the open-pit. The program is designed to expand ore sources and to obtain and accelerate access to higher grade ore zones in these areas, benefiting production in future years. The stripping program will be conducted using a combination of internal and contracted resources.

The $3.5 million Dolores development budget primarily includes development drilling to expand reserves and resources and is currently focused on infill drilling, pit expansion to the south and underground resource definition. The Company plans to drill 20,000 metres at Dolores in 2011. In addition, $2.3 million has been budgeted to continue to advance the La Bolsa property to construction and includes permitting, securing water rights, infrastructure development and drilling activities.

The Company is continuing to assess the addition of a milling operation at the Dolores Mine and the development of the underground resource at Dolores.  The Company expects to report further on these activities from time to time during the year.  In 2011, the Company will also be assessing the viability of processing low grade ore through a dump leach operation.

Finally, the Company plans to complete an update of the Dolores Mine reserve and resource estimate currently in process by the end of the first quarter and will announce these results when completed.

Exploration 2011

The Company plans to drill over 30,000 metres in 2011 at its La Virginia property and at its other properties in Northern Sonora, Mexico.  Exploration activities on the La Virginia property will focus on delineating a resource and attempting to expand mineralization at depth.  Drilling is also planned the Company`s Planchas de Plata property to advance development of a resource.  Initial grass roots exploration is also planned at other properties such as Tepehuaje, Babicanora, Las Cruces and El Capulin. The exploration expense for 2011 is expected to total $5.9 million.

The complete 2010 Consolidated Financial Statements and accompanying Management’s Discussion and Analysis are available at www.sedar.com or on the Company’s website at www.minefinders.com.

Conference Call

The Company has scheduled an investor conference call on Friday, February 25, 2011 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss its financial and operating results for the year ended December 31, 2010. Participants may join the call by dialing toll-free 1-877-240-9772 or 1-416-340-8527 for calls outside Canada and the U.S. Simultaneously, an audio webcast of the conference call will also be available on the home page of the Company's website, www.minefinders.com.

An audio replay will be available until March 4, 2011 by calling toll-free 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the U.S and entering pass code 6506584.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263

Non-GAAP Measures

This release includes non-GAAP performance measures of “total cash cost per ounce” and “operating cash cost per ounce”. Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce are measures typically reported by mining companies but are non-GAAP measures without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce. This information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2010, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.